

Mail Stop 3561

May 2, 2016

Pietro Satriano
President and Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018

> **Re: US Foods Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 22, 2016**
> **File No. 333-209442**

Dear Mr. Satriano:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Selected Historical Consolidated Financial Data, page 48

1. We have read your response to comment 1 and note that you intend to use a portion of the offering proceeds to redeem debt. Please ensure that your pro forma EPS figure includes an adjustment to weighted-average shares for shares whose proceeds were assumed to repay such debt.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3264 with any other questions.

                           Sincerely,

                           /s/ Lilyanna Peyser for

                           Mara Ransom
                           Assistant Director
                           Office of Consumer Products